Exhibit 99.1

MODERN SLAVERY ACT REPORT 2023

Modern slavery is a term used to describe various forms of human exploitation, including forced labour, child labour, debt bondage, forced marriage, and human trafficking. Underpinned by coercion, deception, or abuse of power, modern slavery represents a severe violation of human rights. Ero Copper Corp. (“Ero Copper”) is committed to identifying and mitigating modern slavery risks within our operations and supply chain. We prioritize the dignity, well - being, and rights of our employees, local communities, and all stakeholders affected by our business activities. We have a zero - tolerance policy for human rights abuses, whether in our operations, with our business partners, or throughout our supply chain, and unequivocally reject all forms of modern slavery. Ero Copper – Modern Slavery Act Report 2023 2

STRUCTURE AND BUSINESS Ero Copper is a growing producer of low - carbon intensity copper and gold, with operations in Brazil and headquarters in Vancouver, British Columbia. Ero Copper was incorporated under the Business Corporations Act (British Columbia) (“ BCABC ”) on May 16, 2016, and is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Our principal business activities include the mining and exploration of copper at the Caraíba Operations and gold at the Xavantina Operations, located in Brazil. We are presently constructing a third operation in Brazil, known as the Tucumã Project, which is expected to commence production of copper concentrate in the second half of 2024. As of December 31, 2023, our workforce comprised approximately 3,374 employees and 3,320 contractors, the vast majority of which are based in Brazil. Our supply chain activities are also concentrated in Brazil, with only a small portion of goods and services procured internationally. Caraíba Production Bahia State Ero Copper – Modern Slavery Act Report 2023 3 Xavantina Production Mato Grosso State Tucumã Construction Pará State Corporate Offices Belo Horizonte São Paulo For a summary of Ero Copper’s structure, including the governing law of each subsidiary, please see the Appendix.

Ero Copper – Modern Slavery Act Report 2023 4 POLICIES AND GOVERNANCE Ero Copper and its subsidiaries strictly maintain a zero - tolerance stance on human rights abuses, explicitly prohibiting all forms of modern slavery across every facet of our operations – from our internal practices and employee relations to our dealings with business partners and suppliers. We manage risks associated with modern slavery and other human rights violations through a comprehensive governance framework that demands strict adherence to specified legal and ethical standards. To ensure effective implementation of this framework, our legal and procurement teams collaborate to assess and address potential risks of modern slavery in our supply chain. Similarly, our legal and human resources teams work closely together to manage these risks within our workforce. In our ongoing commitment to mitigate the risks of modern slavery, we have implemented several additional safeguards. These include the introduction of an anonymous grievance hotline, which enables the reporting of any concerns related to unethical practices. We also leverage advanced data analytics to continuously monitor our suppliers and business partners and have implemented enhanced due diligence procedures for evaluating select suppliers. Our policies The following policies reinforce our commitment to upholding and safeguarding human rights. • Our Code of Business Conduct and Ethics defines the standards of business conduct expected of all directors, officers, employees, contractors, and third parties associated with Ero Copper and its subsidiaries. This policy establishes our expectation of honest and ethical behaviour and business practices, including compliance with all applicable laws and regulations. • Our commitment to respecting and safeguarding human rights is further outlined by our Global Human Rights Policy , which applies to all employees, contractors, and third parties associated with Ero Copper and its subsidiaries. • Our Supplier Code of Conduct establishes the standards of conduct expected of every supplier that provides goods or services to Ero Copper and its subsidiaries. In addition to mandating compliance with all applicable laws and regulations, including laws protective of human rights, worker health and safety, and the environment, this policy explicitly prohibits engaging in any form of modern slavery. • Our Health and Safety Policy outlines our commitment and objectives with respect to protecting the health and safety of our employees and third parties, including suppliers, contractors, and consultants. This policy describes the tools, training, and workplace conditions expected to foster a culture of safety across our operations and development projects. • Our Corporate Social Responsibility Policy aims to communicate and advance our goals of fostering sustainable operations in a manner that is respectful of the communities in which we live and work .

Ero Copper – Modern Slavery Act Report 2023 5 MODERN SLAVERY RISK ASSESSMENT AND MANAGEMENT The 2023 Global Slavery Index published by the Walk Free Foundation assigns Brazil a moderate risk score of 47 out of 100 for modern slavery vulnerability. This score reflects general commercial supply chain vulnerabilities and highlights the need for improvements in Brazil’s legal and political frameworks to address issues such as compulsory prison labour and the lack of legal measures against forced marriage. In response to these challenges, the Brazilian government is actively working to eradicate modern slavery through various initiatives. These include strengthening the country’s legal framework, enhancing law enforcement capabilities, and promoting social and economic measures to prevent exploitation. Significant steps include the implementation of a “dirty list,” which publicly names entities using slave labour, and the establishment of specialized enforcement bodies such as the Mobile Inspection Group to rescue workers from slavery conditions. Ero Copper is committed to supporting these efforts and enhancing our own strategies to mitigate modern slavery risks within our supply chains. We are investing in more robust and comprehensive processes to ensure ethical sourcing and to promote transparency and accountability. This includes conducting regular audits, providing training to our employees and suppliers on human rights and modern slavery, and collaborating with local communities and organizations to support initiatives aimed at preventing exploitation and promoting sustainable economic development. Our supply chain Our supply chain encompasses the procurement of goods and services spanning the entire lifecycle of a mine, from exploration through to remediation. The range of goods and services procured includes, but is not limited to: • Fuel and explosives for operational and development needs • Logistics and transportation services for material movement • Mining and processing equipment, such as haul trucks, mill liners, and grinding media • Drilling services for exploration and production • General maintenance services • Engineering services for technical and project support • Administrative and support services, including cafeteria food service and cleaning services As of December 31, 2023, Ero Copper and its subsidiaries managed a database containing 2,060 direct suppliers with whom our procurement team actively engaged throughout the year. We have excluded from this database certain ancillary services providers that pose a low modern slavery risk, such as providers of medical and dental care, national and state power supply, telecommunications services, and travel providers such as airlines.

Ero Copper – Modern Slavery Act Report 2023 6 Supply chain risk management and due diligence Since 2021, Ero Copper and its subsidiaries have partnered with Neoway, the leading data analytics firm in Latin America, to strengthen the screening, due diligence, and monitoring of suppliers, vendors, and third parties. Neoway’s platform and technology provide us with access to a vast database of public legal records and media coverage in Brazil, including information on entities involved in legal disputes, fraud investigations, and criminal proceedings. Neoway’s platform – which aggregates data from the Brazilian Ministry of Labour, federal and state courts and district attorneys’ offices – is instrumental in identifying modern slavery risks and allows for a thorough evaluation of suppliers’ legal and media footprints. In late 2023, we launched an enhanced due diligence program for a pilot group of our direct suppliers, chosen based on financial expenditure, contract duration, and an initial assessment of modern slavery risks. This program requires that these suppliers complete a comprehensive due diligence questionnaire, detailing their supply chains, policy adherence, compliance actions, and employment of low - skilled labour, which is particularly vulnerable to modern slavery. In 2024, the scope of this program will expand, aiming to include a larger number of our suppliers to ensure adherence to our policies and governance framework. Leveraging insights from the 2023 Global Slavery Index and other modern slavery reports, we are committed to refining our due diligence efforts, integrating global best practices, and applying lessons learned from industry counterparts to bolster our capacity for effectively detecting and mitigating modern slavery risks. Grievance mechanisms Ero Copper recognizes the importance of robust grievance mechanisms in identifying and addressing modern slavery risks. We uphold several relevant policies, including our Code of Business Conduct and Ethics, Supplier Code of Conduct, and Global Human Rights Policy, and a local grievance hotline to allow stakeholders to voice concerns. Should we discover any involvement in adverse human rights impacts, we commit to remediation, either directly or through cooperation. Our grievance mechanism offers a transparent process for stakeholders to report concerns or complaints, aligning with our dedication to responsible mining, respect of human rights, and adherence to industry best practices. This mechanism is accessible in English and Portuguese, ensuring inclusivity for local and Indigenous stakeholders and providing language support as needed. Reports can be made in person, via email, or through a toll - free hotline. To promote awareness of this mechanism, Ero Copper conducts regular communication campaigns in its operational regions, utilizing various materials and community engagement sessions. Internally, employees are educated about the grievance process through targeted campaigns. The Code of Business Conduct and Ethics encourages reporting of unethical or illegal conduct, including modern slavery, through multiple channels such as an independent online portal and a toll - free hotline, ensuring protection for those who report in good faith. This reporting system is confidential and anonymous, available 24/7 in English and Portuguese, and is administered by an external provider.

Awareness about our grievance channels is raised among employees and contractors through our website, induction sessions, ongoing training, and posted materials. Suppliers are informed about the Code of Business Conduct and Ethics and Supplier Code of Conduct during the onboarding process and through contractual documentation, ensuring widespread understanding and accessibility of these reporting mechanisms. In 2023, Ero Copper received 155 complaints via its grievance channels, with no substantiated complaints related to modern slavery. As a result, no remediation measures had to be taken, and no families suffered from loss of income. While no modern slavery concerns were raised, Ero Copper remains committed to enhancing the effectiveness of its reporting mechanisms. In 2024, plans include conducting enhanced in - person training sessions on the reporting mechanisms and procedures for our workforce, in both English and Portuguese. Moreover, an independent evaluation of our grievance mechanism’s effectiveness, aligned with the UN Guiding Principles on Business and Human Rights, is in the planning stages to ensure robust human rights adherence. Training Throughout the reporting period, we conducted mandatory in - person training to reinforce our company - wide Code of Business Conduct and Ethics and foster awareness of risks related to modern slavery. These training sessions were conducted through both large - scale in - person gatherings and accessible e - learning tools, ensuring widespread participation across operational and administrative staff. Assessing effectiveness As we continue to develop and expand our programs for addressing modern slavery risks across our business, we expect to define and implement measures to assess the effectiveness of these programs. In - person Code of Conduct training session conducted at the Xavantina Operations Employees sign commitment to uphold Ero Copper’s Code of Conduct Ero Copper – Modern Slavery Act Report 2023 7

Ero Copper – Modern Slavery Act Report 2023 8 COMMITMENT TO ENDING MODERN SLAVERY Ero Copper is committed to strengthening the actions we take to mitigate and address modern slavery risks across our operations and supply chain. During the reporting period, these actions included: • An annual review of internal policies to ensure alignment with evolving best practices and regulatory requirements. • Direct engagement with a pilot group of direct suppliers, as outlined in previous sections, to ensure adherence to our legal and ethical standards. • Internal training sessions to raise awareness and understanding of modern slavery risks among our workforce. • Promoting awareness of our grievance mechanisms coupled with periodic reviews of complaints conducted by our Ethics Committee, which includes executives and senior leadership. These reviews assess the investigative and remedial actions in response to complaints. Furthermore, reports on individual complaints are sampled by our external auditors (KPMG) to verify compliance with internal controls. As we expand our efforts to mitigate and address modern slavery risks in our operations and supply chain, we plan to: • Develop ongoing workforce training to build greater awareness of the signs of modern slavery. • Evaluate potential for specialized modern slavery training for chosen suppliers. • Assess the frequency and depth of ongoing due diligence processes. • Review our grievance mechanisms and governance policies to identify potential areas of improvement.

Ero Copper – Modern Slavery Act Report 2023 9 APPROVAL STATEMENT This report was approved by Ero Copper Corp.’s Board of Directors on May 7, 2024. In accordance with the requirements of the Canadian Modern Slavery Act (“the Act”), and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate, and complete in all material respects for the purposes of the Act, for the reporting year ended December 31, 2023. Pursuant to section 11(4)(b)(ii) of the Act, this approval is provided on behalf of Ero Copper Corp. " David Strang " David Strang Chief Executive Officer and Director of Ero Copper Corp. May 7, 2024

APPENDIX


ERO COPPER CORP.
(British Columbia)
100%
ERO BRASIL PARTICIPAÇÕES LTDA.
(Brazil)
100%
ERO BRASIL PARTICIPAÇÕES II LTDA.
(Brazil)
100%
ERO GOLD CORP.
(British Columbia)
100%
ERO NICKEL CORP.
(British Columbia)
100%
ERO COPPER (US) LTD.
(Delaware)
~99.6%
MINERAÇÃO CARAÍBA S.A.
(Brazil)
100%
ERO BRASIL SERVIÇOS DE GEOLOGIA LTDA.
(Brazil)
~97.6%
NX GOLD S.A.
(Brazil)
100%
Xavantina Operations
100%
MINERAÇÃO BOA ESPERANÇA S/A
(Brazil)
100%
Caraiba Operations
100%
Tucumã Project

Ero Copper – Modern Slavery Act Report 2023 10

Ero Copper Corp. | Suite 1050 – 625 Howe St. Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 | www.erocopper.com | TSX: ERO | NYSE: ERO